Insider Trading Policy
(Adopted January 1, 2018)
General
This Insider Trading Policy (the “Policy”) provides the standards of IZEA Worldwide, Inc. (the “Company”) on trading and causing the trading of the Company’s securities or securities of other publicly traded companies while in possession of confidential information. Certain personnel occasionally come into possession of material non-public information that (i) is entrusted to them by the Company or by those in a confidential relationship with the Company, in either case with the understanding that the information is material, not public and is to be held confidential, or (ii) has been “misappropriated” from another company or another source. Various laws, regulations and court decisions, as well as general ethical and moral standards, impose certain duties with respect to the use of material non-public information. The violation of those duties could subject the Company and those personnel involved to serious civil and criminal penalties and the resulting damage to reputation.
This Policy is divided into two parts: Part I prohibits trading in certain circumstances and applies to all directors, officers, employees (including all full-time or part-time employees and interns), and financial or investor relations contractors and consultants of the Company, as well as any immediate family members or domestic partners sharing the household of any of the foregoing (collectively, the “IZEA Personnel”); Part II imposes special additional trading restrictions and applies to all (i) directors of the Company, (ii) officers of the Company and its subsidiaries at the level of managing director and above (sometimes referred to as senior management), and (iii) any other employees or positions listed on Appendix A, if any (collectively, the “Covered Persons”).
One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses material non-public information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non-public.” These terms are defined in this Policy under Part I, Section 2Part I2 below. The prohibitions would apply to any IZEA Personnel who buys or sells Company stock on the basis of material non-public information that he or she obtained about the Company, its customers, suppliers, or other companies with which the Company has contractual relationships or may be negotiating transactions.
This Policy applies to all transactions in the Company’s securities, including common stock, stock options and any other securities that the Company may issue, such as notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.
Part I
1.General Policy: No Trading or Causing Trading While in Possession of Material Non-Public Information
(a)No IZEA Personnel may purchase or sell, offer to purchase or sell, or otherwise trade in any Company securities, either for himself or on behalf of others whether or not issued by the Company, unless certain that he or she does not possess material non-public information about the Company. (The terms “material” and “non-public” are defined in Part I, Section 2(a) and (b) below.)
(b)No IZEA Personnel who knows of any material non-public information about the Company may communicate that information to any other person, including family and friends.
(c)In addition, no IZEA Personnel may purchase or sell, offer to purchase, or sell, or otherwise trade in securities of any other company, whether or not issued by the Company, unless they are certain that they do not possess any material non-public information about that company which they obtained in the course of their involvement with the Company, such as information about a major contract or merger being negotiated. No IZEA Personnel who knows of any such material non-public information may communicate that information to any other person, including family and friends.
(d)For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with, and obtain the advance approval of, the Compliance Officer (which is defined in Part I, Section 2(c) below).
(e)Covered Persons must “pre-clear” all trading in securities of the Company in accordance with the procedures set forth in Part II, Section 3 below.
2.Definitions
(a)Material Information. Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, it is information that a reasonable investor would want to know before making an investment decision, or it would significantly alter the total mix of information available regarding the Company.
Information dealing with the following subjects is reasonably likely to be found material in particular situations:

(i)Earnings information and quarterly results;
(ii)An actual change in earnings or in forecasted earnings that is higher or lower than what has been publicly forecast;
(iii)Significant accounting matters, including impairments or changes in asset values;
(iv)The launch of a new product or business;
(v)Pending or prospective mergers, acquisitions, tender offers or the sale of significant Company assets or subsidiaries;
(vi)A significant new contract;
(vii)The gain or loss of a substantial customer or supplier;
(viii)Changes in auditors or auditor notification that the issuer may no longer rely on an audit report;
(ix)Events regarding the Company’s securities (e.g., repurchase plans, stock splits or dividends, public or private sales of additional securities, etc.);
(x)Pending or threatened major litigation or significant developments—positive or negative—in such litigation;
(xi)Possible changes in the Company’s credit rating by a rating agency; and
(xii)Changes in control of the Company or major changes in senior management.
The information may be positive or negative. Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition, or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, you should presume it is material. If you are unsure whether information is material, you should consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.
(b)Non-Public Information. Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. Release of information to the media does not immediately free IZEA Personnel to trade. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of market on the second trading day after the information was publicly disclosed before you can treat the information as public (for example, if information is disclosed on a Friday, trading would not be available until after market close on Tuesday).
Non-public information may include:

(i)information available to a select group of analysts or brokers or institutional investors;
(ii)undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
(iii)information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made.
As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is “non-public” and treat it as confidential.
(c)Compliance Officer. The Company has appointed the Chief Financial Officer as the Compliance Officer for this Policy. The duties of the Compliance Officer include, but are not limited to, the following:
(i)assisting with implementation of this Policy;
(ii)circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up to date with insider trading laws;
(iii)pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in Part II, Section 3 below; and
(iv)providing approval of any transactions under Part II, Section 4 below.
3.Violations of Insider Trading Laws
Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include (i) imprisonment, (ii) criminal fines, (iii) civil penalties, (iv) civil enforcement injunctions and (v) prejudgment interest. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.
(a)Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material non-public information can be sentenced to a substantial jail term and required to pay a penalty of several times the amount of profits gained or losses avoided.
In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.
The SEC can also seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1.0 million or three times the amount of the profits gained, or losses avoided. Even for violations that result in a small or no profit, the SEC can seek a minimum of $1.0 million from a company and/or management and supervisory personnel as control persons.
(b)Company-imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Compliance Officer, and must be provided before any activity contrary to the above requirements takes place.

4.Prohibited Transactions
IZEA Personnel are prohibited from engaging in the following transactions in the Company’s securities unless advance approval is obtained from the Compliance Officer:
(i)Short-term trading. IZEA Personnel who purchase Company securities in the open market may not sell any Company securities of the same class for at least six months after the purchase;
(ii)Short sales. IZEA Personnel may not engage in short sales of Company securities (a sale of securities which are not then owned), including a “sale against the box” (a sale with delayed delivery);
(iii)Options trading. IZEA Personnel, may not ever engage in transactions in publicly traded options, such as puts, calls or other derivative securities relating to the Company;
(iv)Trading on margin. IZEA Personnel may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and
(v)Hedging. IZEA Personnel may not enter into hedging, monetization transactions or similar arrangements with respect to Company securities, such as zero-cost dollars and forward sale contracts, as they involve the establishment of a short position in Company securities.
Part II
1.Blackout Periods
All Covered Persons are prohibited from trading in the Company’s securities during blackout periods.
(a)Quarterly Blackout Periods. Trading in the Company’s securities is prohibited during the period beginning at the open of the market the first day following the end of each fiscal quarter and ending at the close of the market on the second trading day following the date the Company’s financial results are publicly disclosed or Form 10-Q or Form 10-K is filed. During these periods, Covered Persons generally possess or are presumed to possess material non-public information about the Company’s financial results.
(b)Other Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.
(c)Exception. These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 (an “Approved 10b5-1 Plan”) that:

(i)has been reviewed and approved at least one month in advance of any trades thereunder by the Compliance Officer (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Compliance Officer at least one month in advance of any subsequent trades);
(ii)was entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material non-public information about the Company; and
(iii)gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material non-public information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.
2.Trading Window
Covered Persons are permitted to trade in the Company’s securities when no blackout period is in effect. Generally this means that Covered Persons can trade during the period beginning on the day that the blackout period under Part II, Section 1(a) ends and ending on the day that the next blackout period under Part II, Section 1(a) begins. However, even during this trading window, a Covered Person who is in possession of any material non-public information should not trade in the Company’s securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part II, Section 1(b) above is imposed and will reopen the trading window once the special blackout period has ended.
3.Pre-Clearance of Securities Transactions
(a)Because Covered Persons are likely to obtain material non-public information on a regular basis, the Company requires all such persons to refrain from trading, even during a trading window under Part II, Section 2 above, without first pre-clearing all transactions in the Company’s securities.
(b)Pre-clearance may be authorized by (i) the Compliance Officer or (ii) in the event the Compliance Officer is not available, or the Compliance Officer is seeking pre-clearance, the Company’s General Counsel.
(c)Subject to the exemption in subsection (d) below, no Covered Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining pre-clearance. These procedures also apply to transactions by such person’s spouse, immediate family members or domestic partners living in such person’s household and minor children and to transactions by entities over which such person exercises control.
(d)The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Pre-clearance advice generally is good for five (5) days, unless the Covered Person comes in contact with material non-public information, or the Compliance Officer revokes such pre-clearance. If the transaction does not occur during the five-day period, pre-clearance of the transaction must be re-requested.
(e)Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third-party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.

4.Additional Prohibited Transactions
Directors and executive officers of the Company are prohibited from, trading in the Company’s equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.
5.Section 16 Reports
The following persons are obligated to file Section 16 reports when they engage in transactions in the Company’s securities: (a) the Company’s directors, and (b) the Company’s officers designated as “executive officers” for SEC reporting purposes by the Board of Directors. Although the Compliance Officer will assist reporting persons in preparing and filing the required reports, the reporting persons retain responsibility for the reports.
6.Section 144 Reports
The Company’s directors and certain officers designated by the Board of Directors are required to file Form 144 before making an open market sale of Company securities. Form 144 notifies the SEC of your intent to sell the Company’s securities. This form is generally prepared and filed by your broker and is in addition to the Section 16 reports filed on your behalf by the Compliance Officer.
7.Acknowledgment and Certification
All Covered Persons are required to sign the attached acknowledgment and certification.

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Company’s Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of non-public information.

Date: ___________________    __________________________________
(Signature)